Press Release
Investor Contact: Ahmed Pasha 703-682-6451
Media Contact: Amy Ackerman 703-682-6399

AES Reports First Quarter 2015 Adjusted Earnings Per Share of $0.25 and Proportional Free Cash Flow of $265 Million; Reaffirms 2015 Guidance Ranges for All Metrics

Key accomplishments during 2015

•	Commissioned the 1,240 MW Mong Duong 2 power plant in Vietnam six months early

•	Inaugurated the 72 MW Estrella del Mar power barge in Panama

•	Re-secured coal mine allocations for the 1,320 MW OPGC 2 project under construction in India

•	Signed agreements to sell 100% interest in the Armenia Mountain wind project in Pennsylvania and 40% interest in the IPP4 power plant in Jordan, for total equity proceeds of $105 million

•	Prepaid $315 million and refinanced $500 million of near-term Parent debt maturities

•	Invested $42 million in repurchasing 3.4 million shares

ARLINGTON, Va., May 11, 2015 – The AES Corporation (NYSE: AES) today reported Adjusted Earnings Per Share (Adjusted EPS, a non-GAAP financial measure) of $0.25 for first quarter 2015, an increase of $0.01 from first quarter 2014, as the Company benefited from improved operating performance and from its capital allocations, which resulted in a 13% reduction in Parent debt and a 3% lower share count. These positive drivers were largely offset by the impact of a stronger US Dollar and a slightly higher adjusted effective tax rate of 33% in 2015, versus 30% in 2014.

First quarter 2015 Diluted Earnings Per Share from Continuing Operations was $0.20, an increase of $0.27 from first quarter 2014, primarily driven by losses of $0.30 from impairments and early debt retirement recorded in the first quarter of 2014, compared to $0.04 recorded in the first quarter of 2015.

First quarter 2015 Proportional Free Cash Flow (a non-GAAP financial measure) was $265 million, an increase of $136 million from first quarter 2014, primarily driven by working capital improvements at the Company's United States and Brazilian utilities and higher collections at Maritza in Bulgaria.

"We made significant progress on our priorities for 2015 in the first quarter. Most notably, we commissioned the 1,240 MW Mong Duong 2 plant in Vietnam six months early. We also achieved substantial milestones towards resolving outstanding receivables in Bulgaria and re-securing coal allocations for our OPGC 2 project under construction in India," said Andrés Gluski, AES President and Chief Executive Officer. "Our $9 billion construction program remains on track and will be the largest contributor of our 10% to 15% average annual cash flow growth through 2018. We will continue to use our growing cash flow to maximize total shareholder returns through dividend growth, share buybacks, debt reduction and investment in profitable expansion opportunities in our existing markets."

"We are pleased with our business and financial performance this quarter and we are reaffirming our guidance ranges for cash flow and Adjusted EPS, despite a slightly more negative impact than we previously expected from hydrology in Brazil and foreign currency and commodity forward curves," said Tom O'Flynn, AES Executive Vice President and Chief Financial Officer. "With our recent Parent debt prepayment and refinancing, we have reduced total maturities between 2015 and 2018 from $840 million to $181 million."

Table 1: Key Financial Results

	First Quarter		Full Year 2015 Guidance
$ in Millions, Except Per Share Amounts	2015	2014
Adjusted EPS[1]	$0.25	$0.24	$1.25-$1.35
Diluted EPS from Continuing Operations	$0.20	$(0.07)	N/A
Proportional Free Cash Flow[1,2]	$265	$129	$1,000-$1,350
Consolidated Net Cash Provided by Operating Activities	$437	$221	$1,900-$2,700

[1]	A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

[2]
Defined as Proportional Net Cash Provided by Operating Activities, less Maintenance Capex, which includes non-recoverable environmental capex. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets.

Discussion of Operating Drivers of Adjusted Pre-Tax Contribution (Adjusted PTC, a non-GAAP financial measure) and Adjusted EPS
The Company manages its portfolio in six market-oriented Strategic Business Units (SBUs): US (United States), Andes (Chile, Colombia and Argentina), Brazil, MCAC (Mexico, Central America and Caribbean), Europe, and Asia.

Table 2: Adjusted PTC1 by SBU and Adjusted EPS1

$ in Millions, Except Per Share Amounts	First Quarter
	2015	2014	Variance
US	$106	$75	$31
Andes	91	53	38
Brazil	21	69	(48)
MCAC	50	65	(15)
Europe	85	115	(30)
Asia	12	8	4
Total SBUs	$365	$385	$(20)
Corp/Other	(113)	(142)	29
Total AES Adjusted PTC[1,2]	$252	$243	$9
Adjusted Effective Tax Rate	33%	30%
Diluted Share Count	706	727
Adjusted EPS[1]	$0.25	$0.24	$0.01
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.
2 Includes $14 million and $22 million of after-tax adjusted equity in earnings for first quarter 2015 and 2014, respectively.

For the three months ended March 31, 2015, Adjusted EPS increased $0.01, as improved operating performance contributed $0.01 and the Company's capital allocation decisions contributed $0.03. These positive drivers were largely offset by the $0.02 impact of a stronger US Dollar and a $0.01 impact from a slightly higher adjusted effective tax rate. First quarter 2015 Adjusted PTC increased $9 million to $252 million. Key operating drivers of Adjusted PTC included:

•
US: An increase of $31 million, primarily driven by better availability at DPL as a result of temporary forced outages and a lack of available gas at a couple of its generation plants in 2014 that did not recur.

•	Andes: An increase of $38 million, due to better availability at the Company's coal generation plants in Chile.

•
Brazil: A decrease of $48 million. In addition to the devaluation of the Brazilian Real, the Company's generation business, Tiete, purchased energy on the spot market to fulfill its contract. Additionally, Sul, one of the Company's utilities, decreased due to lower sales and higher fixed costs.

•	MCAC: A decrease of $15 million, primarily driven by lower margins in the Dominican Republic, partially offset by improved hydrology in Panama.

•
Europe: A decrease of $30 million, driven by lower contributions due to the sales of Ebute in Nigeria and the Company's wind businesses in the United Kingdom, as well as unfavorable foreign currency exchange rates.

•
Asia: An increase of $4 million. In 2014, the Philippines market operator retroactively adjusted spot prices for November and December 2013, resulting in an unfavorable impact of $14 million at Masinloc in the first quarter of 2014. This was partially offset by lower contributions from Masinloc, as a result of the sale of 41% of the business during the third quarter of 2014.

•
Corp/Other: An improvement of $29 million, driven by lower interest expense on Parent debt and lower losses from the Company's solar joint venture. The Company has sold the majority of its interest in the solar joint venture.

Table 3: Proportional Free Cash Flow1

$ in Millions	First Quarter
	2015	2014	Variance
US	$155	$81	$74
Andes	17	23	(6)
Brazil	(47)	(62)	15
MCAC	114	59	55
Europe	139	118	21
Asia	4	41	(37)
Corp	(117)	(131)	14
Total	$265	$129	$136
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

First quarter 2015 Proportional Free Cash Flow increased $136 million, as described above. Key drivers of this improvement included:

•	US: An increase of $74 million, primarily driven by recovery of working capital of $32 million at the Company’s utilities, as well as higher operating performance.

•	Andes: A decrease of $6 million, primarily driven by timing of collections and higher maintenance capital expenditures, offset by better margins due to improved plant availability in Chile.

•	Brazil: An increase of $15 million, primarily driven by improved working capital of $20 million.

•	MCAC: An increase of $55 million, primarily driven by improved working capital.

•	Europe: An increase of $21 million, primarily driven by higher collections of $38 million at Maritza in Bulgaria, partially offset by lower operating performance.

•
Asia: A decrease of $37 million, primarily related to lower contributions from Masinloc in the Philippines, as a result of the sale mentioned above, as well as the contractual time lag between billing and collections.

•	Corp/Other: An increase of $14 million, primarily driven by lower general and administrative expenses.

First quarter 2015 Consolidated Net Cash Provided by Operating Activities increased $216 million to $437 million, primarily driven by working capital improvements at the Company's United States, Brazil and Europe SBUs.

Table 4: 2015 Guidance

$ in Millions, Except Per Share Amounts	Full Year 2015 Guidance
Adjusted EPS[1]	$1.25-$1.35
Proportional Free Cash Flow[1]	$1,000-$1,350
Consolidated Net Cash Provided by Operating Activities	$1,900-$2,700
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

•	The Company's 2015 guidance reflects currency and commodity forward curves as of March 31, 2015.

•	The Company is reaffirming its Proportional Free Cash Flow guidance range of $1,000-$1,350 million.

•	The Company is reaffirming its Consolidated Net Cash Provided by Operative Activities guidance range of $1,900-$2,700 million.

•	The Company is reaffirming its Adjusted EPS guidance range of $1.25-$1.35.

◦
The Company's guidance was previously based on currency and commodity forward curves as of December 31, 2014. The impact on Adjusted EPS from updating the forward curves for as of March 31, 2015 is $0.05 per share; however, the Company continued to engage in proactive hedging, bringing this impact down to $0.02 per share.

◦
The Company's guidance reflects its updated expectations for the impact from poor hydrology in Brazil. Although reservoir levels are in line with the Company's previous expectations, the Company now expects the Brazilian regulator to dispatch less hydro capacity in order preserve reservoir levels, causing Tiete to purchase more energy in the spot market to cover its contracted position. As a result, the Company is incorporating an additional $0.02-$0.03 per share impact, bringing the total impact for 2015 to $0.07-$0.08. In 2014, the impact from hydrology in Brazil was $0.07 per share.

◦	The Company's guidance also reflects a $0.01 per share benefit from the early completion of the 1,240 MW Mong Duong 2 power plant in Vietnam.

Year-to-Date 2015 Highlights

•	The Company has brought on-line 1,312 MW of new projects.

◦
In April, the Company achieved commercial operations of its 1,240 MW coal-fired Mong Duong 2 power plant in Vietnam six months early. Mong Duong 2 has a 25-year Power Purchase Agreement (PPA) with a state-owned utility.

◦	In March, the Company inaugurated the 72 MW fuel oil-fired Estrella del Mar I power barge in Panama. The project has a 5-year PPA with a state-owned generation company.

•	The Company currently has 5,819 MW under construction and on track to come on-line through 2018.

•
Late last year, the Supreme Court of India overturned coal allocations for 214 projects, including the Company's OPGC 2 project under construction. In the first quarter of 2015, OPGC 2, through a joint venture between OPGC and the Government of Odisha, re-secured the rights to the coal blocks for the project.

•
In April, as previously disclosed, the Company's Maritza plant in Bulgaria signed a Heads of Terms Agreement with its offtaker, NEK, in which Maritza agreed to reduce the capacity payment under the long-term PPA, in exchange for NEK's payment of outstanding receivables. A binding agreement is expected to be signed by the third quarter of 2015.

•	The Company announced or closed $563 million in equity proceeds from asset sales or investments by strategic partners.

◦
In 2014, the Company announced an agreement with La Caisse de depot et placement du Quebec (CDPQ), in which CDPQ would invest $595 million for direct and indirect interests in IPALCO, the Parent Company of Indianapolis Power & Light Company. Year-to-date, AES has received $461 million from CDPQ and expects to receive the remaining $134 million in 2015-2016.

◦	In April, the Company agreed to sell its 101 MW Armenia Mountain wind project located in Pennsylvania for $75 million.

◦	In March, the Company agreed to sell 40% of its interest in the 247 MW IPP4 heavy fuel oil-fired power plant in Jordan for $30 million.

•
The Company prepaid $315 million of near-term Parent debt maturities. The Company also took advantage of low interest rates and extended its Parent debt maturity profile by refinancing a significant portion of its Parent debt with a $575 million bond issuance due in 2025.

•	The Company has repurchased 3.4 million shares for $42 million.

◦	Since its fourth quarter 2014 earnings call in February 2015, the Company has repurchased 1.5 million shares for $19 million.

◦	The Company currently has $381 million of share repurchase authorization outstanding.

◦	Since September 2011, the Company has repurchased 84.4 million shares, or 11% of its shares outstanding, for $1,061 million.

Non-GAAP Financial Measures
See Non-GAAP Financial Measures for definitions of Adjusted Earnings Per Share, Adjusted Pre-Tax Contribution, Proportional Free Cash Flow, as well as reconciliations to the most comparable GAAP financial measures.

Attachments

Consolidated Statements of Operations, Consolidated Balance Sheets, Segment Information, Consolidated Statements of Cash Flows, Non-GAAP Financial Measures, Parent Financial Information and 2015 Financial Guidance Elements.

Conference Call Information
AES will host a conference call on Monday, May 11, 2015 at 9:00 a.m. Eastern Daylight Time (EDT). Interested parties may listen to the teleconference by dialing 1-877-201-0168 at least ten minutes before the start of the call. International callers should dial +1-647-788-4901. The Conference ID for this call is 16970245. Internet access to the presentation materials will be available on the AES website at www.aes.com by selecting “Investors” and then “Presentations and Webcasts.”

A webcast replay, as well as a replay in downloadable MP3 format, will be accessible at www.aes.com beginning shortly after the completion of the call.

About AES
The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 18 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 18,500 people is committed to operational excellence and meeting the world’s changing power needs. Our 2014 revenues were $17 billion and we own and manage $39 billion in total assets. To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp.

Safe Harbor Disclosure
This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES’ filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2014 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any Stockholder who desires a copy of the Company’s 2014 Annual Report on Form 10-K dated on or about February 25, 2015 with the SEC may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made. A copy of the Form 10-K may be obtained by visiting the Company’s website at www.aes.com.

#

THE AES CORPORATION
Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions, except per share amounts)
Revenue:
Regulated	$2,080	$2,142
Non-Regulated	1,904	2,120
Total revenue	3,984	4,262
Cost of Sales:
Regulated	(1,807)	(1,932)
Non-Regulated	(1,456)	(1,536)
Total cost of sales	(3,263)	(3,468)
Operating margin	721	794
General and administrative expenses	(55)	(51)
Interest expense	(363)	(373)
Interest income	90	63
Loss on extinguishment of debt	(23)	(134)
Other expense	(20)	(8)
Other income	16	12
Goodwill impairment expense	—	(154)
Asset impairment expense	(8)	(12)
Foreign currency transaction losses	(23)	(19)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	335	118
Income tax expense	(96)	(54)
Net equity in earnings of affiliates	15	25
INCOME FROM CONTINUING OPERATIONS	254	89
Income from operations of discontinued businesses, net of income tax expense of $0 and $14, respectively	—	20
Net loss from disposal and impairments of discontinued businesses, net of income tax expense (benefit) of $0 and $(1), respectively	—	(43)
NET INCOME	254	66
Noncontrolling interests:
Less: Income from continuing operations attributable to noncontrolling interests	(112)	(136)
Plus: Loss from discontinued operations attributable to noncontrolling interests	—	12
Total net income attributable to noncontrolling interests	(112)	(124)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION	$142	$(58)
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income (loss) from continuing operations, net of tax	$142	$(47)
Loss from discontinued operations, net of tax	—	(11)
Net income (loss)	$142	$(58)
BASIC EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.20	$(0.07)
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	(0.01)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.20	$(0.08)
DILUTED EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.20	$(0.07)
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	(0.01)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.20	$(0.08)
DILUTED SHARES OUTSTANDING	706	724
DIVIDENDS DECLARED PER COMMON SHARE	$—	$—

THE AES CORPORATION
Strategic Business Unit (SBU) Information
(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions)
REVENUE
US	$997	$1,001
Andes	612	620
Brazil	1,330	1,445
MCAC	598	638
Europe	330	391
Asia	119	168
Corporate, Other and Inter-SBU eliminations	(2)	(1)

Total Revenue	$3,984	$4,262

THE AES CORPORATION
Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2015	December 31, 2014
	(in millions, except share and per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,337	$1,539
Restricted cash	318	283
Short-term investments	582	709
Accounts receivable, net of allowance for doubtful accounts of $83 and $96, respectively	2,807	2,709
Inventory	707	702
Deferred income taxes	173	275
Prepaid expenses	129	175
Other current assets	1,562	1,434
Current assets of held-for-sale businesses	27	—
Total current assets	7,642	7,826
NONCURRENT ASSETS
Property, Plant and Equipment:
Land	780	870
Electric generation, distribution assets and other	29,377	30,459
Accumulated depreciation	(9,652)	(9,962)
Construction in progress	2,343	3,784
Property, plant and equipment, net	22,848	25,151
Other Assets:
Investments in and advances to affiliates	586	537
Debt service reserves and other deposits	406	411
Goodwill	1,465	1,458
Other intangible assets, net of accumulated amortization of $121 and $158, respectively	261	281
Deferred income taxes	597	662
Service concession assets	1,520	—
Other noncurrent assets	2,520	2,640
Noncurrent assets of held-for-sale businesses	152	—
Total other assets	7,507	5,989
TOTAL ASSETS	$37,997	$38,966
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$2,051	$2,278
Accrued interest	346	260
Accrued and other liabilities	2,345	2,326
Non-recourse debt, including $215 and $240, respectively, related to variable interest entities	1,831	1,982
Recourse debt	—	151
Current liabilities of held-for-sale businesses	9	—
Total current liabilities	6,582	6,997
NONCURRENT LIABILITIES
Non-recourse debt, including $1,062 and $1,030, respectively, related to variable interest entities	13,625	13,618
Recourse debt	4,945	5,107
Deferred income taxes	1,223	1,277
Pension and other post-retirement liabilities	1,142	1,342
Other noncurrent liabilities	3,060	3,222
Noncurrent liabilities of held-for-sale businesses	62	—
Total noncurrent liabilities	24,057	24,566
Contingencies and Commitments (see Note 9)
Redeemable stock of subsidiaries	323	78
EQUITY
THE AES CORPORATION STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 815,087,569 issued and 702,899,220 outstanding at March 31, 2015 and 814,539,146 issued and 703,851,297 outstanding at December 31, 2014)	8	8
Additional paid-in capital	8,530	8,409
Retained earnings	423	512
Accumulated other comprehensive loss	(3,549)	(3,286)
Treasury stock, at cost (112,188,349 shares at March 31, 2015 and 110,687,849 shares at December 31, 2014)	(1,390)	(1,371)
Total AES Corporation stockholders’ equity	4,022	4,272
NONCONTROLLING INTERESTS	3,013	3,053
Total equity	7,035	7,325
TOTAL LIABILITIES AND EQUITY	$37,997	$38,966

THE AES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions)
OPERATING ACTIVITIES:
Net income	$254	$66
Adjustments to net income:
Depreciation and amortization	298	306
Impairment expenses	8	166
Deferred income taxes	(12)	56
Provisions for contingencies	14	12
Loss on the extinguishment of debt	23	134
Loss on disposal of assets	10	3
Loss on disposals and impairments — discontinued operations	—	44
Other	54	36
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(337)	(219)
(Increase) decrease in inventory	(35)	(12)
(Increase) decrease in prepaid expenses and other current assets	68	(74)
(Increase) decrease in other assets	(290)	(444)
Increase (decrease) in accounts payable and other current liabilities	273	415
Increase (decrease) in income tax payables, net and other tax payables	(15)	(206)
Increase (decrease) in other liabilities	124	(62)
Net cash provided by operating activities	437	221
INVESTING ACTIVITIES:
Capital Expenditures	(619)	(399)
Acquisitions, net of cash acquired	(17)	—
Proceeds from the sale of businesses, net of cash sold	—	29
Sale of short-term investments	1,076	1,049
Purchase of short-term investments	(1,054)	(993)
Increase in restricted cash, debt service reserves and other assets	(75)	(19)
Other investing	(31)	7
Net cash used in investing activities	(720)	(326)
FINANCING ACTIVITIES:
Borrowings under the revolving credit facilities	101	217
Issuance of recourse debt	—	750
Issuance of non-recourse debt	574	554
Repayments under the revolving credit facilities	(62)	(152)
Repayments of recourse debt	(336)	(866)
Repayments of non-recourse debt	(269)	(349)
Payments for financing fees	(9)	(78)
Distributions to noncontrolling interests	(19)	(26)
Contributions from noncontrolling interests	67	32
Proceeds from the sale of redeemable stock of subsidiaries	247	—
Dividends paid on AES common stock	(70)	(36)
Payments for financed capital expenditures	(42)	(178)
Purchase of treasury stock	(35)	—
Other financing	(34)	—
Net cash provided by (used in) financing activities	113	(132)
Effect of exchange rate changes on cash	(27)	(22)
Increase (decrease) in cash of held-for-sale businesses	(5)	30
Total decrease in cash and cash equivalents	(202)	(229)
Cash and cash equivalents, beginning	1,539	1,642
Cash and cash equivalents, ending	$1,337	$1,413
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest, net of amounts capitalized	$242	$226
Cash payments for income taxes, net of refunds	$103	$237

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired through capital lease	$5	$11

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

Adjusted pre-tax contribution (“adjusted PTC”) and Adjusted earnings per share (“adjusted EPS”) are non-GAAP supplemental measures that are used by management and external users of our consolidated financial statements such as investors, industry analysts and lenders.
We define adjusted PTC as pre-tax income from continuing operations attributable to AES excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis adjusted for the same gains or losses excluded from consolidated entities.
We define adjusted EPS as diluted earnings per share from continuing operations excluding gains or losses of both consolidated entities and entities accounted for under the equity method due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt.
The GAAP measure most comparable to adjusted PTC is income from continuing operations attributable to AES. The GAAP measure most comparable to adjusted EPS is diluted earnings per share from continuing operations. We believe that adjusted PTC and adjusted EPS better reflect the underlying business performance of the Company and are considered in the Company’s internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose of or acquire business interests or retire debt, which affect results in a given period or periods. In addition, for adjusted PTC, earnings before tax represents the business performance of the Company before the application of statutory income tax rates and tax adjustments, including the effects of tax planning, corresponding to the various jurisdictions in which the Company operates. Adjusted PTC and adjusted EPS should not be construed as alternatives to income from continuing operations attributable to AES and diluted earnings per share from continuing operations, which are determined in accordance with GAAP.

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax
	(In millions, except per share amounts)
Income (loss) from continuing operations attributable to AES and Diluted EPS	$142	$0.20		$(47)	$(0.07)
Add back income tax expense (benefit) from continuing operations attributable to AES	50			(25)
Pre-tax contribution	$192			$(72)
Adjustments
Unrealized derivative (gains)/ losses(2)	$(15)	$(0.01)		$(10)	$(0.01)
Unrealized foreign currency transaction (gains)/ losses(3)	47	0.03		26	0.02
Disposition/ acquisition (gains)/ losses	(5)	(0.01)		(1)	—
Impairment losses	6	0.01		166	0.17	(4)
Loss on extinguishment of debt	27	0.03	(5)	134	0.13	(6)
Adjusted PTC and Adjusted EPS	$252	$0.25		$243	$0.24
_____________________________

(1)	NCI is defined as Noncontrolling Interests.

(2)	Unrealized derivative (gains) losses were net of income tax per share of $(0.01) and $(0.01) in the three months ended March 31, 2015 and 2014, respectively.

(3)	Unrealized foreign currency transaction (gains) losses were net of income tax per share of $0.03 and $0.01 in the three months ended March 31, 2015 and 2014, respectively.

(4)
Amount primarily relates to the goodwill impairments at DPLER of $136 million ($93 million, or $0.13 per share, net of income tax per share of $0.06), at Buffalo Gap of $18 million ($18 million, or $0.03 per share, net of income tax per share of $0.00) and asset impairment at DPL $12 million ($8 million, or $0.01 per share, net of income tax per share of $0.00).

(5)	Amount primarily relates to the loss on early retirement of debt at the Parent Company of $26 million ($18 million, or $0.03 per share, net of income tax per share of $0.01).

(6)	Amount primarily relates to the loss on early retirement of debt at the Parent Company of $132 million ($91 million, or $0.13 per share, net of income tax per share of $0.06).

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
	(in millions)
Calculation of Maintenance Capital Expenditures for Free Cash Flow (1) Reconciliation Below:
Maintenance Capital Expenditures	$149	$137
Environmental Capital Expenditures	48	33
Growth Capital Expenditures	464	407
Total Capital Expenditures	$661	$577

Reconciliation of Proportional Operating Cash Flow(2)
Consolidated Operating Cash Flow	$437	$221
Add: capital expenditures related to service concession assets (4)	20	0
Less: Proportional Adjustment Factor (3)	(72)	20
Proportional Operating Cash Flow (2)	$385	$241

Reconciliation of Free Cash Flow(1)
Consolidated Operating Cash Flow	$437	$221
Less: Maintenance Capital Expenditures, net of reinsurance proceeds	(149)	(137)
Less: Non-Recoverable Environmental Capital Expenditures	(9)	(11)
Free Cash Flow(1)	$279	$73

Reconciliation of Proportional Free Cash Flow(1),(2)
Proportional Operating Cash Flow	$385	$241
Less: Proportional Maintenance Capital Expenditures, net of reinsurance proceeds (3)	(113)	(104)
Less: Proportional Non-Recoverable Environmental Capital Expenditures (3) (5)	(7)	(8)
Proportional Free Cash Flow(1),(2)	$265	$129

(1)
Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
The proportional adjustment factor, proportional maintenance capital expenditures (net of reinsurance proceeds), and proportional non-recoverable environmental capital expenditures are calculated by multiplying the percentage owned by non-controlling interests for each entity by its corresponding consolidated cash flow metric and adding up the resulting figures. For example, the Company owns approximately 71% of AES Gener, its subsidiary in Chile. Assuming a consolidated net cash flow from operating activities of $100 from AES Gener, the proportional adjustment factor for AES Gener would equal approximately $29 (or $100 x 29%). The Company calculates the proportional adjustment factor for each consolidated business in this manner and then adds these amounts together to determine the total proportional adjustment factor used in the reconciliation. The proportional adjustment factor may differ from the proportion of income attributable to noncontrolling interests as a result of (a) non-cash items which impact income but not cash and (b) AES’ ownership interest in the subsidiary where such items occur.

(4)	Service concession asset expenditures excluded from proportional free cash flow non-GAAP metric.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

(5)	Excludes IPALCO’s proportional recoverable environmental capital expenditures of $39 million and $23 million for the three months March 31, 2015 and March 31, 2014, respectively.

The AES Corporation
Parent Financial Information
Parent only data: last four quarters
(in millions)	Quarters Ended
Total subsidiary distributions & returns of capital to Parent	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions(1) to Parent & QHCs	$1,094	$1,151	$1,139	$1,192
Returns of capital distributions to Parent & QHCs	75	85	96	65
Total subsidiary distributions & returns of capital to Parent	$1,169	$1,236	$1,235	$1,257
Parent only data: quarterly
($ in millions)	Quarter Ended
Total subsidiary distributions & returns of capital to Parent	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions to Parent & QHCs	$175	$414	$295	$210
Returns of capital distributions to Parent & QHCs	0	18	31	26
Total subsidiary distributions & returns of capital to Parent	$175	$432	$326	$236
Parent Company Liquidity (2)
($ in millions)	Balance at
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	Actual	Actual	Actual	Actual
Cash at Parent & Cash at QHCs (3)	$292	$507	$229	$15
Availability under credit facilities	739	739	799	679
Ending liquidity	$1,031	$1,246	$1028	$694

(1)
Subsidiary distributions should not be construed as an alternative to Net Cash Provided by Operating Activities which are determined in accordance with GAAP. Subsidiary distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the subsidiary distributions and the Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.

(2)
Parent Company Liquidity is defined as cash at the Parent Company plus availability under corporate credit facilities plus cash at qualified holding companies (QHCs). AES believes that unconsolidated Parent Company liquidity is important to the liquidity position of AES as a Parent Company because of the non-recourse nature of most of AES’s indebtedness.

(3)
The cash held at QHCs represents cash sent to subsidiaries of the company domiciled outside of the US. Such subsidiaries had no contractual restrictions on their ability to send cash to AES, the Parent Company. Cash at those subsidiaries was used for investment and related activities outside of the US. These investments included equity investments and loans to other foreign subsidiaries as well as development and general costs and expenses incurred outside the US. Since the cash held by these QHCs is available to the Parent, AES uses the combined measure of subsidiary distributions to Parent and QHCs as a useful measure of cash available to the Parent to meet its international liquidity needs.

THE AES CORPORATION
2015 FINANCIAL GUIDANCE ELEMENTS(1), (2)

2015 Financial Guidance
As of 5/11/15
	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share (3)	$1.25-$1.35
Cash Flow Guidance
Net Cash Provided by Operating Activities	$1,900-$2,700 million
Free Cash Flow (4)		$1,000-$1,350 million
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$1,900-$2,700 million	$1,600-$1,950 million
Less: Maintenance Capital Expenditures	$650-$950 million	$450-$750 million
Free Cash Flow (4)	$1,100-$1,900 million	$1,000-$1,350 million

(1)	2015 Guidance is based on expectations for future foreign exchange rates and commodity prices as of March 31, 2015.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
Adjusted earnings per share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that adjusted earnings per share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted earnings per share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP.

(4)
Free Cash Flow is reconciled above. Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.